SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                            GP Strategies Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36225V104
                          ---------------------------
                                 (CUSIP Number)

                              Jeffrey T. Stevenson
                   c/o VS&A Communications Partners III, L.P.
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 935-4990
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                    Copy to:

                             Bertram A. Abrams, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000

                                 October 6, 1999
                             -----------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 2 of 4 Pages

                                 Amendment No. 2
                                       to
                            Statement on Schedule 13D
                             Pursuant to Rule 13d-1
                                    under the
                   Securities Exchange Act of 1934, as Amended

The undersigned hereby amend Items 4 and 6 of the Statement on Schedule 13D filed on their behalf for the event dated August 31, 1999, with the Securities and Exchange Commission, as amended by Amendment No. 1 for the event dated September 21, 1999. Unless otherwise indicated, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in such previously filed Statement on Schedule 13D.

Item 4.     Purpose of Transaction.
            -----------------------

Item 4 is amended by adding the following information:

     On October 6, 1999, the Board of Directors of the Company, based in part on the unanimous recommendation of the Special Negotiating Committee of the Board, approved a merger with VS&A in which, among other things, the holders of outstanding shares of Common Stock and Class B Stock of the Company will receive $13.75 per share (which includes $.01 per share to be paid upon redemption of the associated rights), payable in cash upon consummation of the merger.

     The Company, VS&A, and certain affiliates of VS&A have executed a definitive merger agreement, which is filed as Exhibit 1 to this Amendment No.
2. The merger is subject to a number of conditions, including the approval of the stockholders of the Company, and there can be no assurances that the merger, or any other transaction, will be consummated at the prices contained in the merger agreement or at all.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect
           ---------------------------------------------------------------------
           to Securities of the Issuer.
           ---------------------------

     On October 6, 1999 the Stockholders Agreement was amended as set forth in Amendment No. 1 to the Stockholders Agreement attached hereto as Exhibit 2.

Item 7      Material to be Filed as Exhibits.
            --------------------------------

Exhibit 1 Agreement and Plan of Merger, dated as of October 6, 1999, by and among the Company, VS&A Communications Partners III, L.P., a Delaware limited partnership, VS&A-GP, L.L.C., a Delaware limited liability company, and S&A-GP Acquisition, Inc., a Delaware corporation. Incorporated by reference to Exhibit 1 of the Current Report on Form 8-K of the Company (Date of Report: October 6, 1999).

Exhibit 2 Amendment No. 1, dated October 6, 1999 to Stockholders Agreement, dated August 31, 1999, among VS&A Communications Partners III, L.P., Jerome I. Feldman, Scot N. Greenberg, John C. McAuliffe, John Moran and Douglas Sharp.


                                Page 3 of 4 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned each certify that the information set forth in this statement is true, complete and correct.


                  Signature                                      Date
                  ---------                                      ----
VS&A COMMUNICATIONS PARTNERS, III L.P.
By:  VS&A Equities III, L.L.C, its general partner

By:                      *
       -----------------------------------
       Jeffrey T. Stevenson, President and                  October 7, 1999
       Senior Managing Member

VS&A EQUITIES III, L.L.C.

By:                      *
       -----------------------------------
       Jeffrey T. Stevenson, President and                  October 7, 1999
       Senior Managing Member


                      *
-------------------------------------------
               John J. Veronis                              October 7, 1999


                      *
-------------------------------------------
               John S. Suhler                               October 7, 1999


/s/ S. Gerard Benford
-------------------------------------------
              S. Gerard Benford                             October 7, 1999


                      *
-------------------------------------------
            Jeffrey T. Stevenson                            October 7, 1999


                      *
-------------------------------------------
             Martin I. Visconti                             October 7, 1999


      /s/ S. Gerard Benford
*By: --------------------------------------
       S. Gerard Benford, Attorney-in-Fact                  October 7, 1999


                                Page 4 of 4 Pages